[Worldspan, L.P. letterhead]

September 30, 2005

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Worldspan, L.P. and WS Financing Corp.
Registration Statement on Form S-4
(File No. 333-124508)

Ladies and Gentlemen:

        This letter is provided in connection with that certain Registration Statement on Form S-4 (File No. 333-124508) of Worldspan, L.P., a Delaware limited partnership ("Worldspan") and WS Financing Corp., a Delaware corporation ("WS Financing," and together with Worldspan, the "Company"). Upon the effectiveness of such Registration Statement, the Company proposes to offer to exchange an aggregate principal amount of up to $300,000,000 of its new Senior Second Lien Secured Floating Rate Notes Due 2011 (the "Exchange Notes") for a like principal amount of outstanding Senior Second Lien Secured Floating Rate Notes Due 2011 (the "Existing Notes") upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement.

        The Company is registering the exchange offer in reliance on the staff's position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the "Exxon Capital Letter"). Please be advised that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Very truly yours, WORLDSPAN, L.P. WS FINANCING CORP.
By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	General Counsel, Secretary and Senior Vice President—Human Resources of each cc: R. Craig Smith, Esq.